Exhibit 99.2

Chairman’s Address

2018 Annual General Meeting

Dr Russell Howard

16 November 2018

Ladies and gentleman,

On behalf of the Board, I welcome you to Immutep’s Annual General Meeting for 2018.

I am pleased to address you for the first time as Chairman of your company, after taking on the role from Lucy Turnbull. This is also our first AGM as Immutep, having received shareholder approval for our name change this time last year.

The name Immutep has resonated well with our industry stakeholders. It has helped to strengthen our association and focus on Lymphocyte-activation gene 3 (LAG-3), discovered by Dr Triebel. As Immutep, with our deep LAG-3 expertise and patent estate, we will continue working hard to advance potential therapies for patients with cancer and autoimmune disease.

Our lead product candidate is called eftilagimod alpha, or “efti”. Efti is being advanced in the clinic in a number of different cancer settings. It is being evaluated by Immutep as a combination therapy in our AIPAC and TACTI-mel clinical trials, as well as in the investigator sponsored trial called INSIGHT. This is a very healthy pipeline of activity that distributes potential clinical development risk and therapeutic reward.

Reflecting on the 2018 financial year, I am very happy with the clinical development achievements that the Company has reported, all of them a credit to our clinical development team. I would like to briefly highlight a number of these achievements and then set them in the context of Immutep’s leadership in the wider immunotherapy landscape.

Immutep now has four LAG-3 based product candidates. Three of these are in clinical development and the remaining one is in preclinical development. As you may know, Immutep’s success will be driven by the data it reports on these clinical and preclinical product candidates.

We were very encouraged by the interim data we reported for TACTI-mel. This is a Phase I trial evaluating efti in melanoma patients, a trial that was expanded on the back of encouraging interim data and a positive safety review reported in November 2017. This encouraging data was further supported by more mature interim data in May 2018 and at SITC in November 2018

Our most advanced clinical trial is AIPAC, a Phase IIb clinical trial evaluating efti in breast cancer. The AIPAC trial has already passed the half way point in terms of patient recruitment. 2019 will be a crucial year for our Company as we prepare to report the first Progression Free Survival (PFS) data from the AIPAC trial. This PFS data in 2019 represents a major milestone for Immutep.

Another significant achievement during the year was the new collaboration and supply agreement with Merck & Co. in the US, also known as MSD outside the United States and Canada. This collaboration will commence as a new Phase II clinical trial that will evaluate the combination of efti with MSD’s anti-PD-1 therapy KEYTRUDA®, or pembrolizumab, in three different clinical settings. The trial will be called TACTI-002 and is on track to commence in early calendar year 2019.

As part of our preparations for TACTI-002, Immutep lodged an Investigational New Drug application, known as an IND, with the U.S. Food and Drug Administration. This was approved just following the close of the financial year and enables us to start the clinical development of efti in the U.S. and to include U.S. clinical sites in our TACTI-002 trial.

Also achieved after the end of the financial year, we entered into a separate clinical trial collaboration and supply agreement with Pfizer Inc., and Merck Germany. Merck Germany is a separate entity to Merck US with whom we are collaborating on TACTI-002. This new Pfizer/Merck Germany collaboration is to evaluate the combination of efti with avelumab, a human anti-PD-L1 antibody, in patients with advanced solid malignancies.

These new collaborations with Merck Germany and Pfizer, and Merck US, further support our hypothesis that there is a potentially meaningful therapeutic benefit in combining efti with a checkpoint inhibitor in the treatment of cancer.

These new collaborations build on the established partnerships we have in place with three other pharmaceutical companies, namely GlaxoSmithKline or GSK, Novartis and Eddingpharm, each of which is developing LAG-3-based product candidates at various stages.

As a result of these partnerships, along with our strong operational achievements and clinical momentum, we are increasingly becoming recognised within the industry as the global leader in developing LAG-3 therapeutics.

The industry is deploying increasing levels of financial and clinical resources to develop LAG-3 therapeutics, which we believe will play a significant role in novel immuno-oncology combination therapies. In 2018, there are 43 active LAG-3 clinical trials with more than 10,000 patients, a significant investment.

As already mentioned, at the end of 2017 we farewelled long-serving Chair Lucy Turnbull, as well as Deputy Chairman Albert Wong. At that time, I took over as Chairman and Pete Meyers as Deputy Chairman. Also joining the Board during the financial year as a Non-Executive Director was Grant Chamberlain.

At the corporate level, your Company was also very busy. In July 2017 we completed our first capital raise using American Depository Shares, leveraging our listing on NASDAQ. This raised approximately US$5 million, or A$6.5 million and brought additional U.S. institutional investors specialising in healthcare to our share register.

Later in March and April 2018 we raised a total of $13.16 million via a placement and share purchase plan for Australian investors. We welcomed to the register two major Australian institutional investors, Australian Ethical Investment and Platinum Asset Management. We were also delighted with the strong support from our existing shareholders.

On all fronts, clinical, operations, business development and corporate, Immutep has made strong progress over the past year. You, our shareholders have continued to support the Company through this period. On behalf of the Board, I extend our thanks. I would also like to thank our resourceful and hard working operational and management team led by our CEO, Marc Voigt, for their dedication and the results they have delivered for the Company.

The coming year will be an exciting one for Immutep and I look forward to reporting on our continued progress.

Yours sincerely,

Dr Russell Howard

Chairman